                                                                    Exhibit (a)


HCW Pension Real Estate Fund Limited Partnership
September 23, 1998


Dear Limited Partner:

           Enclosed is the Schedule 14D-9 which was filed by HCW Pension Real Estate Fund Limited Partnership (the "Partnership") with the Securities and Exchange Commission in connection with an offer (the "Offer") by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), to purchase units of limited partnership interest ("Units") in the Partnership.

           The Partnership's general partner is HCW General Partner, Ltd. (the "General Partner"), which is an affiliate of the Bidders. Due to the affiliation between the General Partner of the Partnership and the Bidders, the General Partner is subject to certain conflicts of interest in connection with the response to the Offer.

           AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE GENERAL PARTNER EXPRESSES ANY OPINION AS TO THE OFFER AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

           Limited Partners are advised to carefully read the enclosed Schedule 14D-9.


                HCW Pension Real Estate Fund Limited Partnership